FILE NO. 70- 10261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1/A

PRE-EFFECTIVE AMENDMENT NO. 2 TO APPLICATION/DECLARATION

UNDER THE

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Dornoch International Insurance Limited 38/39 Fitzwilliam Square Dublin 2 Ireland

(Name of top registered holding company

parent of each applicant or declarant)

Scottish Power plc

(Name and addresses of agents for service)

Ian M. Russell Chief Executive Officer Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	Aon Insurance Managers (Dublin) Ltd 38/39 Fitzwilliam Square Dublin 2 Ireland

With copies to:

David T. Nish, Finance Director Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Orlan M. Johnson Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Defined Terms

1.	Applicants mean Scottish Power plc and Dornoch International Insurance Limited.

2.	PacifiCorp means PacifiCorp and its utility divisional structure.

3.	ScottishPower means Scottish Power plc.

4.	ScottishPower System means ScottishPower and all its subsidiary companies.

5.	DIIL means Dornoch International Insurance Limited.

6.	SPIL means ScottishPower Insurance Limited.

7.	SPUK means Scottish Power UK plc.

ii

iii

The application/declaration in this proceeding, filed with the Commission on October 29, 2004, is hereby amended and restated in its entirety to read as follows:

ITEM 1.	DESCRIPTION

A. Introduction and Request for Commission Action

ScottishPower, a public limited company incorporated under the laws of Scotland, UK and a holding company registered under the Public Utility Holding Company Act of 1935 (the “Act”), and its indirectly-owned subsidiary captive insurance company, SPIL, are seeking approvals relating to the operation of a new subsidiary captive insurance company, DIIL.1 DIIL would both assume the insurance duties currently performed by SPIL on behalf of ScottishPower, and also begin to provide certain insurance services to PacifiCorp, the US-based public-utility company member of the ScottishPower System. DIIL is a wholly-owned direct subsidiary of ScottishPower Investments Limited. ScottishPower Investments Limited is a wholly-owned direct subsidiary of Scottish Power UK plc, a foreign utility company.

B. SPIL’s Current Insurance Program

Established as an indirect subsidiary of SPUK, SPIL operates as an insurance company domiciled in the Isle of Man and serves as a captive insurer for the UK-based members of the ScottishPower System. SPIL is currently authorized to provide the following insurance coverages in the UK:

a)	Property Damage

b)	General Liability

c)	Employers Liability

d)	Motor Own Damage

e)	Motor Liability

Traditional insurance programs are generally expensive to maintain, in large part due to the costs of doing business with a “full service” commercial insurer. A captive is a limited purpose insurance company established with the specific objective of financing risks emanating from its parent and corporate family. The efficiencies and savings that are afforded through doing business with a captive are not available through a non-affiliated insurance provider. A competitive bid is simply not possible when contemplating formation of, and corporate members doing business with, a captive. ScottishPower believes that its proposed comprehensive insurance program blending traditional commercial insurance, management of retained risks through the captive is the best way to maximize cost effectiveness, minimize risk exposure and provide each system company with the maximum flexibility.

[1]	DIIL was originally incorporated as Dornoch Risk International Limited (“DRIL”) on June 30, 2004. DRIL changed its name to DIIL by resolution at its December 10, 2004 board meeting and this was effected by the Irish Registrar of Companies on January 20, 2005.

On an annual basis, ScottishPower system companies spend approximately $40 million for the purchase of commercial insurance and related services. Exhibit H hereto sets forth a 5-year loss history for system companies. Under the current insurance program, system companies maintain commercial insurance policies with underlying deductibles of $1 million per event for general liability coverage and $7.5 million for property coverage. Losses below these deductibles are self-insured by system companies whereas losses in excess of these deductibles are paid by the commercial insurance. ScottishPower may from time to time choose to purchase commercial insurance in place of, or to reduce, the deductible or self-insurance to meet their strategic goals and objectives. Commercial premiums and the deductibles and self-insured retained risks are then allocated to subsidiaries owning a given risk based on such factors as number of automobiles, payroll, revenues, total property values, product throughput, as well as loss history. The allocation methods used are designed to result in a fair and equitable apportionment of insurance costs to system companies consistent with the relevant cost drivers.

The Commission has authorized numerous other registered holding companies to organize captive insurance companies and the proposed transactions are similar with such precedent.1

C. Proposed Expansion of Insurance Program

DIIL would assume the insurance duties currently performed by SPIL on behalf of ScottishPower UK based system companies and will also provide certain insurance services to PacifiCorp. ScottishPower intends that SPIL will eventually be dissolved after DIIL operates for approximately one year.

The current commercial insurance arrangements for ScottishPower System companies is shown below:

	US	UK
Limits of Insurance
Property Damage	$400m	£275m
General Liability	£200m	£200m

	US	UK
Deductibles
Property Damage	$7.5m	£5m
General Liability	£1m	£0.25m

Note: Commercial property damage insurance excludes overhead transmission and distribution lines

DIIL intends to provide property damage and liability insurance coverage of all or significant portions of the deductibles in many of PacifiCorp’s current insurance policies, and to provide coverage for activities which the commercial insurance industry carriers will no longer provide, e.g., overhead distribution and transmission line property damage insurance.

[1]	See e.g., Cinergy Corp., Holding Company Act Release No. 27824 (Mar. 29, 2004), AGL Resources Inc., Holding Company Act Release No. 27722 (Sep. 16, 2003) and Keyspan Corp., Holding Company Act Release No. 27669 Apr. 24, 2003).

In addition to the commercial insurance for US and UK companies shown above, DIIL will provide the following insurance cover:

	US	UK
Limits of Insurance
Property Damage (overhead lines)	$15m	—
Property Damage (Other)	$7.5m	£5m
General Liability	$1m	£0.25m

	US	UK
Deductibles
Property Damage (overhead lines)	$5m	—
Property Damage (Other)	$1.5m	£0.1m
General Liability	$0.25m	£0.01m

Premiums for the first year were determined to equal the aggregate losses for system companies plus administrative expenses. Aggregate losses for general liability were estimated using actuarial methods. The ultimate first year losses are estimated to be approximately $19.5 million, which amount is expected to be paid over a period of several years (due to the typical timescales taken for insurance claims to be settled after they actually occur).

DIIL will continue to analyze the commercial insurance bought by the ScottishPower System companies, and coordinate the coverage it provides to minimize the risk of loss to the system. Accordingly, supplementing its primary role of underwriting system retained risk, DIIL may also replace or reduce certain insurance sold to ScottishPower System companies by traditional insurance providers in the areas of property damage and general liability. An actuarial analysis will be performed to determine the proper premiums consistent with methods used to determine the retained risk premium. To the extent traditional insurance programs are reduced, DIIL may attempt to obtain equal levels of loss protection and coverage in the reinsurance market. DIIL will apply stringent credit standards to all reinsurance counterparties.

Using Monte Carlo models with a high confidence factor, it is expected that DIIL would not experience losses of any more than $13 million above expected levels in the first year of operations. DIIL will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, DIIL could correspondingly lower premiums, thereby reducing the premium expenses that would otherwise by paid to DIIL. Filed herewith as Exhibit FS-3 is a projection of the results of operations for the first three years DIIL’s operations.

D. Benefits of Expanding the Insurance Program

Securing insurance coverage through DIIL will allow PacifiCorp and its customers to realize a number of benefits. The following summarizes the significant benefits that ScottishPower expects will accrue to the system through the use of DIIL.

1. Reduced exposure to retained risks

DIIL’s underwriting of system deductible or self-insured retained risks (as described above) will reduce, or limit, overall ScottishPower System exposure on claims as compared to the system’s current insurance program under SPIL. Under the current insurance program, when coverage under a policy issued to an insured is subject to a deductible, or when a company self-insures a risk, funds are typically not set aside at the corporate level as a reserve against future claims. In contrast, if DIIL insures this deductible or self insured retained risk, it, as a regulated insurer, will be required to make actuarial projections of future losses. DIIL will charge premiums that are sufficient to fund the expected losses that are insured by DIIL, maintain capital, and establish loss reserves in amounts sufficient to pay losses that are higher than expected. Functioning as a formal vehicle or facility for system retained risk, DIIL will enable the ScottishPower System to proactively manage, analyze and minimize the System’s overall exposure on claims under these types of retained risk. The use of DIIL will not adversely affect the risk profile of the ScottishPower System, but rather will serve to increase the level of risk management control.

2. Reduction in overhead charge for commercial insurance underwriting

Commercial insurers charge insurance premiums based on actuarially projected “predictable” losses plus an estimated overhead charge. In contrast, DIIL would only add the actual cost of administration to its premiums. It is estimated that this could save around $1 million on annual premiums compared to the premiums if PacifiCorp were to procure the same insurance from a commercial insurer.

3. Greater control and input over the claims management process

Under current arrangements with PacifiCorp, commercial insurers determine if and when to settle claims. By contrast; the use of DIIL transfers this responsibility to the system, thereby affording system companies greater control and input over the claims management process.

4. Less reliance on the commercial insurance market, resulting in less volatility of future premiums

Commercial insurers base premiums not only on a company’s loss history, but also on the results in the industry, subjecting companies to possible dramatic changes in insurance rates from year to year. By contrast, the portion of any system company’s insurance premiums that are paid to DIIL would be based solely on that company’s loss experience, and would not be subject to the aggregate loss experience of all other companies in the industry. Thus, to the extent that DIIL reduces reliance on commercial insurers, the vulnerability to such changes caused by external industry performance is lessened.

ScottishPower will be providing an initial capital infusion to DIIL of approximately $40-$60 million, comprised of an equity contribution. Beyond the initial equity contribution and funding of DIIL, ScottishPower may provide any subsequently required capital contributions through additional equity and or debt purchases exempt under Rule 52 or 45. PacifiCorp is not being asked to provide any capital for DIIL’s operations. DIIL will set premiums and operate pursuant to Rules 90 and 91. Premium costs will closely track loss experience and will be sufficient to cover DIIL’s underwriting costs and future claim payments. The returns from the investment of this capital will be used to pay for DIIL’s operating costs and can be used to reduce future premium costs.

Insuring risk through DIIL will smooth the volatility of self insured losses from year to year thus reducing the loss volatility experience and minimizing fluctuations in PacifiCorp’s revenue requirement. DIIL will also provide coverage, e.g., for overhead lines property damage, that is no longer available through commercial insurers.

With maturation, DIIL may also be able to provide coverage to a wider number of PacifiCorp activities beyond property damage and general liability. For example, DIIL may provide Workers Compensation coverage. ScottishPower requests a reservation of jurisdiction over the underwriting of additional insurance activities, pending completion of the record.

E. Safeguards

DIIL will be domiciled in Dublin, Ireland and the management and administrative services will be performed by a professional captive management company, Aon Insurance Managers (Dublin) Ltd. Aon Insurance Managers (Dublin) Ltd is a wholly-owned indirect subsidiary of insurance broker Aon Corporation and is not an affiliate of PacifiCorp or ScottishPower. DIIL will be licensed by the Irish Financial Services Regulatory Authority (“IFSRA”). To receive this license, DIIL has had to meet numerous IFSRA standards including submission of a satisfactory business plan, financial projections, risk management measures and corporate governance standards. DIIL must also meet numerous ongoing IFSRA standards to continue in good standing, including the meeting of established solvency margin, technical reserves and annual audit of financial results requirements.

To the extent that premiums and interest earned exceed current claims and expenses, a reserve accumulates to respond to years when claims and expenses exceed premiums. In the unlikely event that losses exceed ‘aggregate limits’ (an upper limit set by DIIL’s management on the total aggregate losses it is willing to sustain in any particular year), commercial reinsurance may be accessed to provide coverage for claim(s) in excess of the ‘aggregate retention’ (a reinsurance deductible applied to the total aggregate losses in the year).

F. Reporting

ScottishPower will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on a semi-annual basis, for the periods ended June 30 and December 31 of each year (such reports to be submitted within 60 days after the end of the preceding semi-annual period, commencing with the first full semi-annual period following the issuance of the Commission’s order herein):

1. a summary for the reporting period of PacifiCorp’s premium payments to DIIL as compared to aggregate loss experience, organized by line of insurance coverage provided by DIIL (for the first year compared to the commercial insurance premiums paid (if any) and thereafter showing the comparison period over period, on a rolling basis, for three years successively) and a statement of savings on a rolling basis;

2. an analysis by PacifiCorp of claims paid by DIIL during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances (for the first year compared to any insurance reserve balances maintained, if any, and thereafter showing the comparison period over period, on a rolling basis, for three years successively); and

3. a copy of the DIIL’s income statement and balance sheet, including any accompanying notes.

ITEM 2.	FEES, COMMISSIONS AND EXPENSES

An estimate of the fees, commissions, and expenses to be incurred, directly or indirectly, by the Applicants in connection with the proposed transactions is set forth below:

Counsel Fees in connection with this application	$25,000

Total	$25,000

ITEM 3.	APPLICABLE STATUTORY PROVISIONS

Sections 12(b), 13(b) of the Act and Rules 45, 54, 89, 90 and 91 are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”) or a foreign utility company (“FUCO”), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

ScottishPower currently does not meet the conditions of Rule 53(a)(1). At December 31, 2004, ScottishPower’s “aggregate investment” (as defined in Rule 53(a)(1)) was approximately $2,451.9 million. At December 31, 2004, ScottishPower’s “consolidated retained earnings” (also as defined in Rule 53(a)(1)) were approximately $4,393.5 million. Accordingly, at December 31, 2004, ScottishPower’s aggregate investment exceeded 50% of its consolidated earnings, the “safe harbor” limitation contained in Rule 53(a). However, by order dated May 28, 2004 HCAR No. 27851, the Commission authorized ScottishPower to increase its aggregate investment above the safe harbor limit of Rule 53(a). ScottishPower satisfies all of the other conditions of paragraphs (a), (b) and (c) of Rule 53.

ITEM 4.	REGULATORY APPROVALS

Applicants submitted a filing to the Washington Utilities and Transportation Commission (“WUTC”) outlining the agreements between PacifiCorp and DIIL. No formal approval of this filing is required from the WUTC under Washington law. By order dated March 28, 2005, the Oregon Public Utility Commission authorized DIIL to provide insurance coverage for PacifiCorp. The order is attached hereto as Exhibit D. No other state in which Applicants conduct business requires an affiliated interest filing. DIIL will also become an authorized Surplus Lines Insurer in Oregon (a Surplus Lines Insurer is an insurer that provides insurance cover that is not generally available elsewhere in the commercial market).

ITEM 5.	PROCEDURE

Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than March 18, 2005, such notice to specify a date not later than April 4, 2005, by which comments may be entered.

Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A	Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877).

B	Inapplicable

C	Inapplicable

D	The Oregon Public Utility Commission Order (filed hereto)

E	Inapplicable

F-1.1	Opinion of counsel (filed hereto)

F-1.2	Past-tense opinion of counsel (to be filed by amendment)

G	Form of Public Notice (previously filed)

H	Five-year history of losses (filed with the Commission on a confidential basis)

I	Break-down of expected losses in first year of operation (filed with the Commission on a confidential basis)

Financial Statements

FS-1	Consolidated balance sheet of ScottishPower incorporated by reference to Quarterly results to 31 December 2005 incorporated by reference to filing of 6-K on 11 February 2005 file number 001-14676.

FS-2	Consolidated statement of income of ScottishPower incorporated by reference to Quarterly results to 31 December 2005 incorporated by reference to filing of 6-K on 11 February 2005 file number 001-14676.

FS-3	Financial projections for DIIL: three-year balance sheet, income statements and cash flow statements (filed with the Commission on a confidential basis)

ITEM 7.	STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Application-Declaration to be duly signed on its behalf in Glasgow, Scotland on May 16, 2005.

Scottish Power plc

By	/s/ DAVID T. NISH
David T. Nish
Finance Director

Attest:

/s/ DONALD MCPHERSON
Donald McPherson
Assistant Secretary

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application-Declaration dated May 16, 2005, for and on behalf of ScottishPower; that he is the Finance Director of such company. Deponent further says that he is familiar with the statement and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ DAVID T. NISH
David T. Nish
Finance Director

Subscribed and sworn to before me

May 16, 2005

/s/
My commission expires: N/A